CREDIT SUISSE SECURITIES (USA) LLC
11 Madison Avenue
New York, NY 10010

October 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
Attn: Ms. Kathryn S. McHale

Re:	Banco Santander (Brasil) S.A.
Registration Statement on Form F-1 No. 333-161704

Dear Sirs,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Preliminary Prospectus dated September 21, 2009 was distributed during the period September 21, 2009 through the date hereof as follows: 15,647 Preliminary Prospectuses to 8 Underwriters.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of Banco Santander (Brasil) S.A. for acceleration of the effective date of the above-referenced registration statement, so that such registration statement is declared effective by 1:00 p.m. (Washington, D.C. time) on October 6, 2009 or as soon as practicable thereafter.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC On behalf of itself and as representative of the several Underwriters

By:	/s/ Mark Rosen
	Name:	Mark Rosen
	Title:	Managing Director